Halliburton and Baker Hughes
Creating a leading oilfield services company
Halliburton Investor Relations Contacts:
Kelly Youngblood, Vice President
Scott Danby, Manager
281.871.2688 or investors@halliburton.com
March 2015
Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Halliburton Company
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
The following is a roadshow presentation being used by Halliburton Company regarding its proposed merger with Baker Hughes Incorporated.

Safe Harbor
The statements in this presentation that are not historical statements, including statements regarding the integration of Halliburton and Baker Hughes, whether the transaction will close and the expected timing thereof and whether all required regulatory clearances and approvals will be obtained, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company's control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Halliburton’s or Baker Hughes’ stockholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and
Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits;
expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014 and Baker Hughes’ Form 10-K for the year ended December 31, 2014, recent Current Reports filed by Halliburton and Baker Hughes on Form 8-K, and other Securities and
Exchange Commission filings.  These filings also discuss some of the important risk factors identified that may affect Halliburton's and Baker Hughes’ respective business, results of operations and financial condition. Halliburton and Baker Hughes undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Safe Harbor
Participants in Solicitation
Additional information
Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, and its Current Reports on Form 8-K filed with the SEC on July 21, 2014 and December 9, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, and its Current Reports on Form 8-K filed with the SEC on June 10,
2014, September 10, 2014 and December 10, 2014. These documents can be obtained free of charge from the sources indicated above.
Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.
This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form
S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY
HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS,
REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR
ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at
http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at
http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at
+1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at
http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or
alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Creating a leading oilfield services company
Unsurpassed breadth and depth of products and services
Nearly $2 billion of annual cost synergies once fully integrated
Combined company well-positioned for continued superior growth, margins and returns
Accretive to cash flow by end of year one after close; accretive to earnings per share by end of year two after close
Pro forma capital structure maintains strong investment grade ratings and provides substantial flexibility
Transaction consistent with our commitment to efficiency and returns
Compelling combination benefitting both companies’
shareholders and customers worldwide

Expanded Platform
for Superior
Growth, Margins &
Returns
Comprehensive
Mature Fields
Capabilities
Best-in-Class
Unconventional
Solutions
Robust
Deep Water
Technology
Portfolio
Accelerating our strategy

Compelling transaction for Shareholders
Premium for Baker Hughes shareholders
– Receive 1.12 HAL shares and $19.00 in cash for each share of Baker Hughes
– Baker Hughes shareholders to own ~37% of the combined company
– Average historical premiums*
• 3-year: 34.5%
• 5-year: 25.9%
Valuation – 8.1x 2014 Consensus EBITDA Estimates*
Opportunity to participate in the significantly enhanced value of the combined company
Both companies are committed to a successful integration
Combination creates a must-own stock in the sector
* - Calculated effective November 12, 2014

Clear path to 2H 2017 integration
– Operational efficiencies
– R&D optimization
– Administrative structure
One-time integration costs
estimated to be ~$500 million ($50
million / quarter through 2017)
Extensive plans
Integration costs
Nearly $2 billion of annual cost synergies
North American
Operational Efficiencies
Administration and
Organizational Efficiencies
R&D Optimization
International
Operational Efficiencies
Real Estate
Corporate
18%
31%
23%
8%
9%
11%

Source: Company financials.
(1) Based on difference between Halliburton and Baker Hughes North American operating margin applied to Baker Hughes LTM Q3 2014 revenues.
2010A 2014A
700 bps
2013A 2012A 2011A
700 bps = ~$800 million / year
(1)
North America alone is an $800 million annual opportunity

Halliburton North American operating margin Baker Hughes North American operating margin
5%
10%
15%
20%
25%
30%
35%
Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

Halliburton offices / facilities
Real Estate
Logistics
Security
Support Services
Personnel Utilization
Management
Targeting $1 billion in annual fixed cost savings
Enhanced Fixed
Cost Absorption

Baker Hughes offices / facilities

Halliburton and Baker Hughes have dedicated considerable time and resources to analyzing the combination
Sean Boland, a nationally recognized antitrust attorney, and economic experts have analyzed the proposed transaction for Halliburton
– Carefully evaluated potential divestitures needed to obtain regulatory approval
Halliburton has identified businesses that might be divested, if required by regulators
– Halliburton believes that divestitures required will be less than $7.5B threshold
Halliburton is confident that a combination is
achievable from a regulatory standpoint

Anticipated divestitures will not diminish the compelling value created by the combination

INTEGRATION TEAM IDENTIFIED
INTEGRATION DISCOVERY PROCESS UNDERWAY
DOJ 2ND REQUEST
WHAT'S NEXT
IDENTIFY DIVESTITURES
SHAREHOLDER VOTE
REGULATORY DECISIONS

HALLIBURTON

The Integration Process 11

Halliburton 2014 Summary
Record Revenue
and EBITDA
Generated record revenue of $32.9 Billion and EBITDA of $7.0 Billion
Industry leading total company revenue growth and returns for 2014
Record year for both divisions and 12 of 13 product lines
Macondo
Settlement
Reached an agreement to settle a substantial majority of the plaintiffs’
class claims asserted against the company
Approximately $1.1 Billion settlement, including legal fees
BHI Acquisition
Announced a definitive agreement to acquire Baker Hughes
Combination will create a bellwether oilfield services company; a stronger, more diverse organization with unsurpassed depth and breadth of services

US Rig Count Behavior – Last Three Major Cycles
Weeks
Source: Baker Hughes
Steep decline in rigs may lead to quicker recovery

40%
50%
60%
70%
80%
90%
100%
110%
1 11 21 31 41 51 61 71 81 91 101 111 121 131 141 151 161
1997
Cycle
2001
Cycle
2008
Cycle
2014
Cycle

Navigating
The Downturn
Looking Beyond
The Cycle
Adjusting cost structure
Lowering input costs
Live within our cash flow
Focused investment in capital equipment
Maintain competitive advantages
Continue strategic initiatives
Unconventionals Deepwater Mature Fields
Two-Pronged Strategy